Exhibit 1

April 28, 2015

Listed Company Name	Nippon Steel & Sumitomo Metal Corporation

Representative	Representative Director and President, Kosei Shindo

(Code No.	5401)

Contact Person	General Manager, Public Relations Center, Nozomu Takahashi

(Tel	+81-3-6867-2135, 2146, 5807)

Listed Company Name	NIPPON STEEL & SUMIKIN TEXENG. Co., Ltd.

Representative	Representative Director and President, Noriyuki Masumitsu

(Code No.	1819)

Contact Person	Director and General Manager, Corporate Planning Division, Hiroaki Moroishi

(Tel	+81-3-6860-6610)

Announcement regarding Nippon Steel & Sumitomo Metal Corporation Making NIPPON

STEEL & SUMIKIN TEXENG. Co., Ltd. its Wholly-Owned Subsidiary through a Share Exchange

Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) and NIPPON STEEL & SUMIKIN TEXENG. Co., Ltd. (“NS-TEXENG”) hereby announce that NSSMC and NS-TEXENG resolved, at their respective meetings of the boards of directors held today, to conduct a share exchange (the “Share Exchange”) effective as of August 1, 2015, in which NSSMC will be a wholly-owning parent company and NS-TEXENG will be a wholly-owned subsidiary, and to execute a share exchange agreement regarding the Share Exchange (the “Share Exchange Agreement”).

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

It is scheduled that the Share Exchange will be conducted effective as of August 1, 2015. With respect to NSSMC, the Share Exchange is scheduled to be conducted through simple share exchange procedures, which do not require approval at general meeting of shareholders pursuant to Article 796, Paragraph 2 of the amended Companies Act coming into effect on May 1, 2015 (“Companies Act”). With respect to NS-TEXENG, the Share Exchange is scheduled to be conducted upon the approval of the Share Exchange Agreement at NS-TEXENG’s ordinary general meeting of shareholders to be held on June 25, 2015.

Further, prior to the effective date of the Share Exchange, it is scheduled for NS-TEXENG common shares to be delisted from the first section of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) on July 29, 2015 (the last trading date is scheduled to be July 28, 2015).

1. Objectives of the Share Exchange

NSSMC was established through business integration between Nippon Steel Corporation (incorporated 1950) and Sumitomo Metal Industries, Ltd. (incorporated 1949) in October 2012. Since its establishment, the company, aiming to become the “Best Steelmaker with World-Leading Capabilities”, has steadily achieved synergistic effects through business integration, and improved its “technology”, “cost”, and “being global”.

NS-TEXENG was launched in October 2013 as part of measures to strengthen the NSSMC Group business structure through a business integration between Taihei Kogyo Co., Ltd. (incorporated 1946, listed on the second section of the Tokyo Stock Exchange in 1961/ first section designation in 1963, became a consolidated subsidiary of Nippon Steel Corporation in 2010) and eight wholly-owned subsidiaries of NSSMC (Nittetsu Elex Co., Ltd.; Nippon Steel & Sumikin Plant Co., Ltd.; Nittetsu Hokkaido Control Systems Co; Nittetsu Muroran Engineering Co., Ltd.; Nittetsu Yawata Engineering Co., Ltd.; N-TEC Oita Engineering Co., Ltd.; Nippon Steel & Sumikin Kansai Industries, Ltd.; and Nippon Steel & Sumikin Naoetsu Maintenance Co., Ltd.), with Taihei Kogyo Co., Ltd. as the succeeding/surviving company.

The principal businesses of NS-TEXENG are steelmaking facility design, construction and maintenance, and utilizing its feature of having engineering functions of machinery, electric devices, systems and construction, it has aimed to be the best partner enterprise able to meet various needs of customers and has endeavored to demonstrate integration synergies and improve performance, in order to meet the expectations of its largest customer, NSSMC, as a core subsidiary company in the fields of equipment technology and maintenance.

In March 2015, the NSSMC Group announced its “2017 Mid-term Management Plan”, and with “enhancing mother mills’ competitiveness” as a basic and critical managerial goal, set forth therein the policy of targeting operational improvement and reinforcement of facilities and human resources and investment in domestic facilities on the scale of 1,350 billion yen in three years from 2015 to 2017.

This is the largest investment scale in recent years and in order to carry out the plan as scheduled and make achievements, NSSMC has concluded that further solidifying its relationship in terms of technology and human resources with NS-TEXENG which is a core subsidiary company in the field of equipment technology and maintenance would be extremely beneficial.

On NS-TEXENG’s side, NSSMC is the parent company holding approximately 70% of all outstanding NS-TEXENG shares and is also the largest customer of NS-TEXENG whose payment amounts to approximately 60% of NS-TEXENG sales amounts (and the NSSMC Group’s payment amounts to approximately 80% of the sales amount of NS-TEXENG) and the role of NS-TEXENG as a core subsidiary company in the field of equipment technology and maintenance in the NSSMC Group has become very important. Under these circumstances, NS-TEXENG has also concluded that in order to promote NSSMC’s “2017 Mid-term Management Plan” which aims at operational improvement and reinforcement of facilities and human resources, exercising its planning and engineering capabilities utmost effectively utilizing its technology and human resources by mutually sharing information with its parent company from planning stage would be extremely important and contribute to the future expansion of its business as well as enhancement of its corporate value.

Under these circumstances, based on consultations and discussions between the companies starting after the proposal from NSSMC, NSSMC and NS-TEXENG have agreed to make NS-TEXENG a wholly-owned subsidiary of NSSMC through a share exchange. Through this reorganization, NSSMC and NS-TEXENG believe that optimal and efficient utilization of the management resources of the NSSMC Group, further sharing of business strategy between the two companies, and greater flexibility in group management will be achieved, and that the profitability and competitiveness of both NSSMC and NS-TEXENG will be further enhanced, contributing to improvement of the corporate value of both companies.

2. Outline of the Share Exchange

(1) Schedule for the Share Exchange

Record date for ordinary general meeting of shareholders (NS-TEXENG)	March 31, 2015

Date of resolution of the meeting of the board of directors in respect of the execution of the Share Exchange Agreement (NSSMC and NS-TEXENG)	April 28, 2015

Date of the execution of the Share Exchange Agreement (NSSMC and NS-TEXENG)	May 1, 2015 (Scheduled)

Date of the ordinary general meeting of shareholders for approval of the Share Exchange (NS-TEXENG)	June 25, 2015 (Scheduled)

Last trading date (NS-TEXENG)	July 28, 2015 (Scheduled)

Delisting date (NS-TEXENG)	July 29, 2015 (Scheduled)

Scheduled Share Exchange date (Effective date)	August 1, 2015 (Scheduled)

(Note 1)	With respect to NSSMC, the Share Exchange is scheduled to be conducted through simple share exchange procedures, which do not require approval at general meeting of shareholders pursuant to Article 796, Paragraph 2 of the Companies Act.

(Note 2)	The above schedule may change upon the agreement of both companies.

(2) Method of the Share Exchange

In the Share Exchange, NSSMC will be the wholly-owning parent company, and NS-TEXENG will be the wholly-owned subsidiary. It is scheduled that the Share Exchange will be conducted effective as of August 1, 2015. With respect to NSSMC, the Share Exchange is scheduled to be conducted through simple share exchange procedures, which do not require approval at general meeting of shareholders pursuant to Article 796, Paragraph 2 of the Companies Act. With respect to NS-TEXENG, the Share Exchange is scheduled to be conducted upon the approval of the Share Exchange Agreement at NS-TEXENG’s ordinary general meeting of shareholders to be held on June 25, 2015.

(3) Allotment in the Share Exchange

	NSSMC (wholly-owning parent company in the Share Exchange)	NS-TEXENG (wholly-owned subsidiary in the Share Exchange)
Share allotment ratio through the Share Exchange	1	2.10

(Note 1)	Share allotment ratio

2.10 shares of common shares of NSSMC will be allotted and delivered per NS-TEXENG common share; provided, however, that no shares will be allotted through the Share Exchange for the 96,771,891 shares of NS-TEXENG common shares held by NSSMC (as of April 28, 2015).

(Note 2)	Number of NSSMC shares to be delivered through the Share Exchange

NSSMC will allot and deliver 82,509,703 shares of NSSMC common shares through the Share Exchange. However, NSSMC will allocate its own shares (362,659,286 shares as of March 31, 2015) to such delivery of common shares, and therefore NSSMC is not planning to issue new shares.

It is planned that NS-TEXENG, by resolution at a meeting of the board of directors to be convened by the day immediately preceding the effective date of the Share Exchange, will cancel all its own shares (including its own shares acquired following demands for purchase of shares made by dissenting shareholders in relation to the Share Exchange, as specified in Article 785, Paragraph 1 of the Companies Act) as of the time (“Record Time”) immediately preceding NSSMC’s acquisition through the Share Exchange of all outstanding NS-TEXENG shares (excluding NS-TEXENG common shares held by NSSMC). The number of common shares to be allotted and delivered through the Share Exchange as above is based on the assumption that NSSMC common shares will not be allotted and delivered to NS-TEXENG’s own shares (3,778 shares as of March 31, 2015). It may be modified in the future for such reasons as acquisition or cancellation of its own shares by NS-TEXENG.

(Note 3)	Treatment of shares constituting less than one unit of shares

It is expected that the Share Exchange may result in NS-TEXENG shareholders acquiring shares of NSSMC constituting less than one unit of shares (less than one thousand shares). In particular, NS-TEXENG shareholders holding less than 477 shares of NS-TEXENG are likely to hold NSSMC shares constituting less than one unit of shares and will not be able to sell such shares on a financial instruments exchange market. The shareholders who will hold NSSMC shares constituting less than one unit of shares may use the following systems relating to NSSMC shares on and after the effective date of the Share Exchange onwards.

(i) Purchase by the issuer of shares constituting less than one unit of shares (sale of shares constituting less than one thousand)

This is a system whereby a shareholder holding NSSMC shares constituting less than one unit of shares may require NSSMC to purchase those shares in accordance with the provisions of Article 192 of the Companies Act, etc.

(ii) Further purchase of shares by a shareholder holding shares constituting less than one unit of shares (further purchase to reach a total of one thousand shares)

This is a system whereby a shareholder holding NSSMC shares constituting less than one unit of shares may require NSSMC to sell such number of shares that, combined with the less than one unit of shares held by such shareholder, constitute one unit of shares, and purchase the same from NSSMC in accordance with the provisions of Article 194 of the Companies Act and NSSMC’s Articles of Incorporation and other internal rules.

At the meeting of the board of directors held today, NSSMC passed a resolution to partially amend its Articles of Incorporation to change the number of shares in a unit of shares (from one thousand shares to one hundred shares) pursuant to Article 195, Paragraph 1 of the Companies Act and to submit the agenda of a share consolidation (ten shares to one share) to NSSMC’s 91st ordinary general meeting of shareholders scheduled to be convened on June 24, 2015. Both the amendment and the share consolidation are to take effect on October 1, 2015, subject to the approval at NSSMC’s ordinary general meeting of shareholders. Once the change of the number of shares in a unit of shares and the share consolidation take effect, from October 1, 2015, “one thousand shares” in (i) and (ii) of this Note 3 shall be read as “one hundred shares”. For example, 2,100 shares of NSSMC common shares will be allotted and delivered to a shareholder who have one thousand shares of NS-TEXENG shares on August 1, 2015, and the allotted shares will be 210 shares on and after October 1, 2015, which is the effective date of such change of the number of shares in a unit of shares and the share consolidation. For details, please refer to the “Notice of Change of the Number of Shares in a Unit of Shares, Share Consolidation, and Partial Amendment of Articles of Incorporation in Conjunction Therewith” disclosed by NSSMC on April 28, 2015.

(Note 4)	Treatment of fractional shares

If any fractions of NSSMC common shares arise as a result of the Share Exchange, pursuant to the provisions of Article 234 of the Companies Act, NSSMC will sell all such fractional shares and distribute the proceeds to NS-TEXENG shareholders having fractional shares in proportion to their respective fractions.

(4) Treatment of Share Options and Bonds with Share Options upon the Share Exchange

NS-TEXENG has issued neither share options nor bonds with share options.

3. Basis for Particulars of Allotment of Shares Relating to the Share Exchange

(1) Basis and Reasons for Particulars of Allotment of Shares

NSSMC and NS-TEXENG, in order to ensure the fair and appropriate valuation of the share allotment ratio used in the Share Exchange (the “Share Exchange Ratio”) as set forth in “Allotment in the Share Exchange” in 2.(3) above, have each separately appointed an independent third-party valuation organization to calculate the Share Exchange Ratio. NSSMC appointed Nomura Securities Co., Ltd. (“Nomura”) and NS-TEXENG appointed Daiwa Securities Co. Ltd. (“Daiwa”) as their respective third-party valuation organizations.

NSSMC and NS-TEXENG have referred to the Share Exchange Ratio valuation results submitted by their respective third-party valuation organizations, carefully reviewed the result of due diligence that each company has conducted with respect to the other, and have negotiated and consulted taking into account the financial status, asset status, future forecasts, and other factors of NSSMC and NS-TEXENG as a whole. Consequently, NSSMC and NS-TEXENG have determined that the Share Exchange Ratio is reasonable and does not impair the interests of their respective shareholders, and accordingly, NSSMC and NS-TEXENG have resolved to execute the Share Exchange Agreement regarding the Share Exchange at such Share Exchange Ratio between them pursuant to resolutions at the meetings of the board of directors of NSSMC and NS-TEXENG held today.

If there is a material change in conditions forming the basis for the valuation, the Share Exchange Ratio may be changed upon consultation between NSSMC and NS-TEXENG.

(2) Matters regarding Valuation

(i) Names of Valuation Organizations and Relationships with Listed Companies

Nomura, which is NSSMC’s third-party valuation organization, and Daiwa, which is NS-TEXENG’s third-party valuation organization, are independent from NSSMC and NS-TEXENG, are not related parties in regards to either NSSMC or NS-TEXENG, and do not have any significant conflicts of interest to be set forth with respect to the Share Exchange.

(ii) Outline of Valuation

With respect to NSSMC, Nomura performed the market share price analysis (the “Market Share Price Analysis”) in its valuations, since NSSMC is listed on the financial instruments exchanges and has a market share price.

With respect to NS-TEXENG, Nomura performed, in its valuations, the Market Share Price Analysis, since NS-TEXENG is listed on the financial instruments exchange and has a market share price; the comparable company analysis (the “Comparable Company Analysis”), since there are several listed companies comparable to NS-TEXENG and it is possible to evaluate share value through the Comparable Company Analysis; and the discounted cash flow analysis (the “DCF Analysis”) in order to reflect the state of future business activities in the valuation.

The valuation range of NS-TEXENG share assuming that the value per NSSMC share is set at 1 under each valuation methodology is given below.

Valuation Result of the Share Exchange Ratio
Market Share Price Analysis	1.80-1.85
Comparable Company Analysis	1.90-2.59
DCF Analysis	1.86-3.03

The Market Share Price Analysis was based on, with April 27, 2015 as the valuation reference date, the closing share price on the Tokyo Stock Exchange on the valuation reference date, and the simple average of the closing prices for each of the 1-week, the 1-month, the 3-month, and the 6-month periods up to and including the valuation reference date.

Nomura, in evaluating the above Share Exchange Ratio, used information provided by NSSMC and NS-TEXENG, publicly available information etc., assuming that those data and information are all accurate and complete, and has not undertaken any independent investigation of the accuracy or completeness thereof. Further, Nomura has neither itself undertaken any independent evaluation, appraisal or assessment nor has it entrusted any such appraisal or assessment to any third party, including analysis and evaluation of each specific asset and liability, with respect to the assets or liabilities (including contingent liabilities) of NSSMC and NS-TEXENG and their respective affiliates. Nomura’s valuation of the Share Exchange Ratio is based upon information and economic conditions as of April 27, 2015, and Nomura assumed that NS-TEXENG’s financial forecasts were duly prepared based on the best predictions and judgments available to the management of NSSMC and NS-TEXENG at that point in time.

NS-TEXENG’s profit plan, which Nomura used as the basis of its valuation in the DCF Analysis, does not contain any fiscal years for which a significant increase or decrease in its profits is foreseen.

As set forth in “Measures to Ensure Fairness” of (4) below, on April 28, 2015 NSSMC obtained from Nomura a written opinion (fairness opinion) to the effect that, on the basis of the foregoing assumptions and certain other conditions, the agreed-upon Share Exchange Ratio is fair from a financial point of view to NSSMC.

Meanwhile, with respect to NSSMC, Daiwa performed the Market Share Price Analysis in its valuations, since NSSMC is listed on the financial instruments exchange and has a market share price.

With respect to NS-TEXENG, Daiwa performed the Market Share Price Analysis in its valuations, since NS-TEXENG is listed on the financial instruments exchange and has a market share price; the Comparable Company Analysis, since there are several other listed companies comparable to NS-TEXENG and it is possible to evaluate share value through the Comparable Company Analysis; and the DCF Analysis in order to reflect future business activities in the valuation.

The valuation range of NS-TEXENG share assuming that the value per NSSMC share is set at 1 under each valuation methodology is given below.

Share Exchange Ratio Valuation Results
Market Share Price Analysis	1.80-1.85
Comparable Company Analysis	1.73-2.25
DCF Analysis	1.94-2.46

The Market Share Price Analysis was based on, with April 27, 2015 as the valuation reference date, the closing price on the Tokyo Stock Exchange on the valuation reference date, and the simple average of the closing prices for each of the 1-week, the 1-month, the 3-month, and the 6-month periods up to and including the valuation reference date.

For the Comparable Company Analysis, among domestic listed companies, considering similarity with the engineering business of NS-TEXENG, which is the primary business of NS-TEXENG, Daiwa adopted MESCO, Inc., FUJI FURUKAWA ENGINEERING & CONSTRUCTION Co.Ltd., SANKI ENGINEERING CO.,LTD., TAIHEI DENGYO KAISHA, LTD., MEISEI INDUSTRIAL CO.,LTD., TOSHIBA PLANT SYSTEMS & SERVICES CORPORATION, NIKKO CO., LTD., Mitsubishi Kakoki Kaisha, Ltd., TSUKISHIMA KIKAI CO.,LTD., and Shinko Plantech Co., Ltd. as the comparable companies, and made its valuations based on the EBITDA multiple.

In the DCF Analysis, after taking into consideration financial forecasts and investment plans in the business plan prepared by NS-TEXENG for the period from the fiscal year ending March 2015 through the fiscal year ending March 2018 and other assumptions thought to be reasonable, corporate value was evaluated by discounting future free cash flows generated by NS-TEXENG to present value at a certain rate set in accordance with business risk. The discount rates used ranged between 4.06% and 6.08%, and a multiple valuation model was adopted for the valuation of the going concern value, and 5.4 times to 6.4 times were used as the EBITDA multiple.

It should be noted that in NS-TEXENG’s profit plan, which Daiwa used as the basis for its valuations using the DCF Analysis, there is no fiscal year for which a significant increase or decrease in profit is foreseen. With regard to the effects of various measures that will be implemented after the Share Exchange, at the present time it is difficult to make a specific evaluate of the effect on income, and for this reason they are not factored into the financial forecasts.

Daiwa, in calculating the Share Exchange Ratio, used information provided by NSSMC and NS-TEXENG, publicly available information etc., in principle as-is, assuming that all data and information subject to analysis and review are all accurate and complete, and has not undertaken any independent investigation of the accuracy or completeness thereof, and is not under any duty to, independently verify the accuracy and completeness of such information etc. Further, Daiwa has neither itself undertaken any independent evaluation, appraisal or assessment nor has it entrusted any such evaluation, appraisal or assessment to any third party, including analysis and evaluation of each specific asset and liability, with respect to the assets or liabilities (including without limitation derivatives, off-book assets and liabilities, and other contingent liabilities) of NSSMC and NS-TEXENG or their respective affiliates. Daiwa assumes that the submitted NS-TEXENG business plan, financial forecasts, and other information relating to the future was prepared pursuant to the best predictions and judgments available to the management of NS-TEXENG at the relevant point in time, and with the consent of NS-TEXENG, Daiwa relied on such information without independent verification. Daiwa’s valuation is based on financial, economic, market and other conditions as of April 27, 2015.

As set forth below in (4) “Measures to Ensure Fairness”, on April 28, 2015 NS-TEXENG obtained from Daiwa a written opinion (fairness opinion) to the effect that, subject to the conditions precedent set forth above and certain other conditions, the agreed-upon Share Exchange Ratio is fair from a financial point of view to NS-TEXENG shareholders other than its controlling shareholder etc.

(3) Prospect of Delisting and Reasons

It is scheduled that, through the Share Exchange, on the effective date thereof (August1, 2015 (scheduled)), NS-TEXENG will become a wholly-owned subsidiary, and NS-TEXENG shares will be delisted as of July 29, 2015 (the last trading date will be July 28, 2015). After the delisting, it will no longer be possible to trade NS-TEXENG shares on the Tokyo Stock Exchange.

After the delisting of NS-TEXENG shares, the NSSMC shares allocated to NS-TEXENG shareholders through the Share Exchange will remain listed on the Tokyo Stock Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange, and Sapporo Stock Exchange. Since those shares may be traded on a financial instruments exchange market even after the effective date of the Share Exchange, it is considered that NS-TEXENG shareholders holding at least 477 NS-TEXENG shares, who will receive at least one thousand NSSMC shares through the Share Exchange, which is the number of shares in a unit of shares, will see the liquidity of their shares maintained.

However, NS-TEXENG shareholders holding fewer than 477 NS-TEXENG shares will be allocated fewer than one thousand NSSMC shares, which is the number of shares in a unit of shares. Although shares constituting less than one unit of shares cannot be sold on a financial instruments exchange market, a shareholder that comes to hold less than one unit of shares may require NSSMC to purchase the NSSMC shares constituting less than one unit of shares owned by the shareholder. It is also possible for the shareholder to require NSSMC to sell such number of shares that, combined with the less than one unit of shares held by such shareholder, constitute one unit of shares. Please refer to (Note 3) of 2. (3) “Treatment of shares constituting less than one unit of shares” above for the details of handling these cases. In addition, with respect to the details of handling fractions in the case where fractional shares arise, please refer to (Note 4) of 2. (3) “Treatment of fractional shares” above.

(Note)	As set forth above in 2. (3) (Note 3) “Treatment of shares constituting less than one unit of shares”, NSSMC plans to change the number of shares in a unit of shares (from one thousand shares to one hundred shares) and carry out a share consolidation (ten shares to one share), effective October 1, 2015; for book-entry procedures, NSSMC shares will be traded in units assuming that the change to the number of shares in a unit of shares and the share consolidation would become effective (i.e. one hundred shares) on financial instrument exchanges market from September 28, 2015 onwards.

(4) Measures to Ensure Fairness

Since NSSMC is already a parent company of NS-TEXENG holding 72.31% of all outstanding NS-TEXENG shares (including indirect holding), it was judged that it was necessary to ensure the fairness of the Share Exchange.

For this reason, NSSMC appointed Nomura, acting as a third-party valuation organization, and as of April 28, 2015 received from Nomura a valuation report relating to the Share Exchange Ratio. For an overview of the valuation report please refer to (2) “Matters regarding Valuation” above. In addition, as of April 28, 2015 NSSMC obtained from Nomura a written opinion (fairness opinion) to the effect that, subject to the assumptions set forth in (2) “Matters regarding Valuation” above and certain other conditions, the Share Exchange Ratio is fair from a financial point of view to NSSMC.

Meanwhile, NS-TEXENG appointed Daiwa, acting as a third-party valuation organization, and as of April 28, 2015 received from Daiwa a valuation report relating to the Share Exchange Ratio. For an overview of the valuation report please refer to (2) “Matters regarding Valuation” above. In addition, as of April 28, 2015 NS-TEXENG obtained from Daiwa a written opinion (fairness opinion) to the effect that, subject to the assumptions set forth in (2) “Matters regarding Valuation” above and certain other conditions, the Share Exchange Ratio is fair from a financial point of view to NS-TEXENG shareholders other than its controlling shareholder etc.

Furthermore, NSSMC appointed Kajitani Law Offices and NS-TEXENG appointed Nomura & Partners as their respective legal advisors for the Share Exchange, and each respectively received legal advice regarding, among other things, the methods and processes of decision-making by the board of directors, including various procedures for the Share Exchange.

(5) Measures to Avoid Conflicts of Interest

NSSMC, the principal shareholder of NS-TEXENG, holds 72.31% of all outstanding NS-TEXENG shares (including indirect holding). Because one of NS-TEXENG’s directors, outside director Kazuyuki Orita, is also an executive officer of NSSMC, to avoid conflicts of interest, he did not attend the meeting of the board of directors where the Share Exchange was deliberated and approved, nor did he participate in consultations or negotiations relating to the Share Exchange.

Because one of NS-TEXENG’s audit & supervisory board members, outside audit & supervisory board member Toru Takegoshi, is also an executive officer of NSSMC, to avoid conflicts of interest, he did not attend deliberations relating to the Share Exchange in NS-TEXENG’s board of directors, nor express any opinion whatsoever.

The proposal regarding the execution of the Share Exchange Agreement in the board of directors of NS-TEXENG was approved by all directors excluding Kazuyuki Orita, and all audit & supervisory board members excluding Toru Takegoshi attended the meeting of the board of directors, and stated that they had no objections to the execution of the Share Exchange Agreement.

4. Outline of the companies to the Share Exchange (as of March 31, 2015)

		Wholly-owning Parent Company in the Share Exchange	Wholly-owned Subsidiary in the Share Exchange
(1)	Name	NIPPON STEEL & SUMITOMO METAL CORPORATION	NIPPON STEEL & SUMIKIN TEXENG. Co., Ltd.

(2)	Head Office	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representatives	Representative Director and President, Kosei Shindo	Representative Director and President, Noriyuki Masumitsu

(4)	Description of Business	Steelmaking and steel fabrication, engineering, chemicals, new materials, system solutions	Planning, design, production, and construction relating to machinery, electric instrumentation, systems, civil engineering, and construction, as well as maintenance of various facilities, operation of steelmaking and other facilities, and manufacture and sale of activated carbon and particleboard

(5)	Share Capital	419,524 million yen	5,468 million yen

(6)	Date of Establishment	April 1, 1950	October 26, 1946

(7)	Number of Outstanding Shares	9,503,214,022 shares	136,066,004 shares

(8)	Close of Fiscal Year	March 31	March 31

(9)	Number of Employees	84,447 (Consolidated)	11,095 (Consolidated)

(10)	Main Customers	Sumitomo Corporation NIPPON STEEL & SUMIKIN BUSSAN CORPORATION Metal One Corporation	NIPPON STEEL & SUMITOMO METAL CORPORATION Hitachi, Ltd. Nippon Steel & Sumikin Stainless Steel Corporation

(11)	Main Banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation

(12)	Major Shareholders and Shareholding Ratio	Japan Trustee Services Bank, Ltd. (Trust account)	4.1%	NIPPON STEEL & SUMITOMO METAL CORPORATION	71.12%
		The Master Trust Bank of Japan, Ltd. (Trust account)	3.3%	Japan Trustee Services Bank, Ltd. (Trust account)	3.22%
		Nippon Life Insurance Company	2.6%	Kabushiki Kaisha Gorilla	1.24%
		Sumitomo Corporation	1.9%	CGML PB CLIENT ACCOUNT/ COLLATERAL (Standing proxy, Citibank Japan Ltd.)	1.24%
		Mizuho Bank, Ltd.	1.7%	NS-TEXENG Employee Shareholder Association	1.12%
		Sumitomo Mitsui Banking Corporation	1.5%	NIPPON STEEL & SUMIKIN LOGISTICS CO., LTD.	0.97%
		Meiji Yasuda Life Insurance Company	1.5%	RBC ISB A/C DUB NON RESIDENT-TREATY RATE (Standing proxy, Citibank Japan Ltd.)	0.88%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1.4%	The Master Trust Bank of Japan, Ltd. (Trust account)	0.73%
		THE BANK OF NEW YORK MELLON SA/NV 10	1.3%	Taisei Electronic Industries, Co., Ltd., BNYM SA/NV FOR BNYM CLIENT ACCOUNT MPCS JAPAN (Standing proxy, The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	0.73%
		STATE STREET BANK WEST CLIENT-TREATY 505234	1.1%		0.70%

(13)	Relationship between the Companies

	Capital Relationship	NSSMC is the parent company of NS-TEXENG, holding 72.31% of all outstanding NS-TEXENG shares (including indirect holding).

	Personnel Relationship	Two executive officers of NSSMC are a director or an audit & supervisory board member of NS-TEXENG. Further, NS-TEXENG has seconded 143 employees to NSSMC, and NSSMC has seconded 65 employees to NS-TEXENG.

	Business Relationship	NSSMC outsources to NS-TEXENG construction, outfitting, and operations relating to the manufacture of iron and steel products. NS-TEXENG has deposited funds with NSSMC.

	Status as a Related Party	NS-TEXENG is a consolidated subsidiary of NSSMC, and therefore, NSSMC and NS-TEXENG are related parties of each other.

(14)	Operating Results and Financial Standing for Past 3 Years

Fiscal Year	NSSMC (Consolidated)			NS-TEXENG (Consolidated)
	Fiscal year ended March			Fiscal year ended March
	2013	2014	2015	2013	2014	2015
Net Assets	2,938,283	3,237,995	3,547,059	52,592	69,829	89,569
Total Assets	7,089,498	7,082,288	7,157,929	99,886	142,810	196,699
Net Assets per Share (Yen)	263.81	294.10	326.30	744.05	718.50	658.30
Sales	4,389,922	5,516,180	5,610,030	130,707	155,779	248,588
Operating Income	20,110	298,390	349,510	4,524	4,721	12,279
Ordinary Income	76,931	361,097	451,747	4,588	4,830	12,648
Current Net Income	Δ124,567	242,753	214,293	2,610	680	6,701
Current Net Income per Share (Yen)	Δ16.23	26.67	23.48	36.93	8.21	58.21
Dividend per Share (Yen)	1.0	5.0	5.5	8.0	8.0	12.0

(Unit: unless otherwise specified, millions of yen)

5. Status after the Share Exchange

Wholly-owning Parent Company in the Share Exchange
(1)	Name	NIPPON STEEL & SUMITOMO METAL CORPORATION

(2)	Head Office	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative	Representative Director and President, Kosei Shindo

(4)	Description of Business	Steelmaking and steel fabrication, engineering, chemicals, new materials, system solutions

(5)	Share Capital	419,524 million yen

(6)	Close of Fiscal Year	March 31

(7)	Net Assets	Not finalized at present

(8)	Total Assets	Not finalized at present

6. Outline of Accounting Handling

The Share Exchange is expected to constitute a transaction with minority shareholders, which falls under the category of a transaction under common control, etc.

7. Future Outlook

The impact of the Share Exchange on the business performance of both NSSMC and NS-TEXENG is expected to be minor, since NS-TEXENG is already a consolidated subsidiary of NSSMC.

8. Matters Relating to Transactions, etc. with Controlling Shareholder

Since NSSMC is the controlling shareholder, holding 72.31% of all outstanding NS-TEXENG shares (including indirect holding), for NS-TEXENG, the Share Exchange constitutes a transaction etc. with its controlling shareholder.

The Corporate Governance Report disclosed by NS-TEXENG on October 15, 2014, sets forth a “policy for measures for protection of minority shareholders in transactions etc. with a controlling shareholder,” under which, “Because, in transactions with NSSMC and companies within the NSSMC group, fair market prices and profitability of the Company are taken into account, and transaction terms and conditions are decided in the same manner as transactions with other counterparties, it is considered that the transactions with the parent company, etc. do not undermine rights of minority shareholders”; in terms of its business activities, NS-TEXENG is not restricted by its parent company in any way and its independent management is ensured.

With regard to the Share Exchange, NS-TEXENG maintained the independence of management as mentioned above and took measures to ensure fairness and avoid conflicts of interest, as mentioned in 3. (4) “Measures to Ensure Fairness” above and 3. (5) “Measures to Avoid Conflicts of Interest” above, and as a part of those measures obtained a written opinion (fairness opinion) to the effect that, subject to the assumptions set forth in 3. (2) (ii) “Outline of Valuation” above and certain other conditions, the Share Exchange Ratio is fair from a financial point of view to NS-TEXENG shareholders other than its controlling shareholder etc. It is believed that this handling by NS-TEXENG conforms to the purport of the policy set forth above.

End